Exhibit 12.01

AllianceBernstein L.P.
Consolidated Ratio Of Earnings To Fixed Charges
(In Thousands)

		Years Ended
	12/31/2007	12/31/2006	12/31/2005
Fixed Charges:
Interest Expense	$23,970	$23,124	$25,109
Estimate of Interest Component In Rent Expense (1)	-	-	-
Total Fixed Charges	$23,970	$23,124	$25,109

Earnings:
Income Before Income Taxes	$1,388,289	$1,183,646	$932,889
Other	9,854	(1,054)	3,893
Fixed Charges	23,970	23,124	25,109
Total Earnings	$1,422,113	$1,205,716	$961,891

Consolidated Ratio Of Earnings To Fixed Charges	59.33	52.14	38.31

(1) AllianceBernstein L.P. has not entered into financing leases during these periods.